July 11, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Max Webb

Assistant Director

Re: Entest Biomedical, Inc.

Registration Statement on Form S-1

File No. 333-182073

Filed on June 12, 2012

Dear Sirs:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated  July 2, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-1  of Entest Biomedical, Inc. (The "Company").

1. The term “affiliate” is defined in Rule 405 promulgated under the Securities Act of 1933 as “a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified”. The term has a similar definition in Rule 144, promulgated under the Act. Officers and directors of an issuer are generally presumed to be affiliates of that issuer. Many securities practitioners view 10% equity ownership as presumptive evidence of affiliate status, although there is no bright-line test that determines affiliate status. Neither  of  Southridge  or any employee, director, shareholder or control person of Southridge is now, or ever was, an officer or director of the Company or  a  relative or spouse of any such person.

Southridge does not now have beneficial ownership of 10% or greater of the Company’s common stock, nor has Southridge at any time had beneficial ownership of 10% or greater of the Company’s common stock.

The agreements which govern the terms and conditions of the Aggregate Southridge Indebtedness, pursuant to which all common shares issued to Southridge were issued, have a limitation on conversion equal to 9.99% of the Company’s outstanding common stock. Southridge could not convert if the issuance of common stock made pursuant to that conversion, when aggregated with all other shares of Common Stock then owned by Southridge, would result in Southridge owning more than 9.99% of all of such Common Stock.

http://www.sec.gov/Archives/edgar/data/1449447/000139390512000311/entb_ex1018.htm

http://www.sec.gov/Archives/edgar/data/1449447/000139390512000311/entb_ex1019.htm

Each conversion notice received by the Company from Southridge relating to conversion of the Aggregate Southridge Indebtedness disclosed:

1)

Pricing Period

2)

Purchase Price per Share

3)

Dollar Amount Converted

4)

Shares already Owned

5)

Shares to be Received

6)

Total New Ownership

7)

Percentage of ownership after conversion

At no time did the Company have evidence that percentage of ownership after conversion equaled or exceeded 10%, including the date of calculation of 1/3 of the public float (i.e. the date of execution of the Purchase Agreement). There is no provision in the Aggregate Southridge Indebtedness preventing Southridge from converting an amount up to 9.99%, disposing  of or otherwise transferring ownership of those converted shares received and , subsequent to such disposal or transfer of  ownership, converting an additional amount up to 9.99%.

2.  The Aggregate Southridge Indebtedness was originally purchased by Southridge from two existing creditors of the Company. The indebtedness was incurred by the Company as a result of cash lent to the Company by both of  Bio-Technology Partners Business Trust (“BTPBT”) and Venture Bridge Advisors (“VBA”) pursuant to the terms and conditions of those Line of Credit Promissory Notes issued to both of BTPBT and VBA which are included as Exhibits 10.14 and 10.15 to the Company’s S-1 which is the subject of your comment letter. Principal indebtedness of $56,500 due to BTPBT was incurred by the Company prior to May 10, 2011, principal indebtedness of $29,000 due to VBA was incurred by the Company prior to May 18, 2011 and interest of $3,710 was accrued by the Company prior to July 31, 2011. For no additional consideration, the Company agreed to amend the terms of the debt acquired by Southridge to allow conversion into common shares of the Company.

With each conversion notice, Southridge provided to both the Company and the Company’s transfer agent a legal opinion that Southridge may freely resell the securities issued upon conversion under the safe harbor provided by Rule 144. Accordingly, in reliance upon those legal opinions, common shares issued pursuant to a conversion notice did not contain restrictive legends.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your kind assistance and the courtesies that you have extended to assist us in fulfilling our obligations under the Securities and Exchange Act of 1934. If, at any time, you have any further questions, please let us know.

Sincerely,

/s/ David R. Koos,

Chairman & CEO

3